FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.2

Flamel Technologies Announces Results of Meeting of Shareholders;
Sets Projected Release Date for 2004 Results and Conference Call

Lyon, France, March 7, 2005 Flamel Technologies (NASDAQ: FLML) announced today the results of its extraordinary meeting of shareholders held on March 4, 2005. All management-recommended proposals presented to the shareholders by the Board of Directors, including the granting of warrants to the members of the Scientific Advisory Board of Flamel, were approved with the support of approximately 90% or more of those voting.

Dr. Gerard Soula, president and chief executive of Flamel Technologies, S.A. said: “Since our company’s founding, our scientific advisory board has been an important part of our development. We are pleased that our shareholders gave their support to our Scientific Advisory Board and to the Company’s effort to attract and keep talented employees.”

Q4 and Year-end 2004 Conference Call

The Company anticipates release of its 2004 financial results after the market close on Friday, March 11th. A conference call to discuss the results has been scheduled for Monday morning, March 14th at 8:30 am EST. The dial-in number for the conference call is 800 374-1498 in the United States and Canada. International callers should dial 706-634-7261.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

CONTACT: Flamel Technologies, S.A.
Gerard Soula, (33) 4-72-78-34-34 Fax: (33) 4-72-78-34-35 E-Mail: Soula@flamel.com or Stephen H. Willard, 202-862-3993 Fax: 202-862-3933 E-Mail: Willard@flamel.com or Charles Marlio, 202-862-8535 Fax: 202-862-3933 E-Mail: Marlio@flamel.com